MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.827.8010

December 19, 2014

VIA EDGAR

Mr. James O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II (the “Trust”)

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to comments you conveyed on November 10, 2014, regarding post-effective amendment no. 463 to the Trust’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which also is amendment no. 464 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment was filed to register a new series of the Trust, the PowerShares Russell 1000 Equal Weight Portfolio (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following. Where disclosure that has been revised from the text of the Amendment is included in a response, we have marked the new disclosure in bold to show changes from the Amendment, which was filed on September 26, 2014.

Although not specifically stated in your comments, we confirm that all data and information that was omitted from the Amendment will be included in the next post-effective amendment.

Please note — We have included for your convenience the page numbers of the Amendment’s Prospectus and the Statement of Additional Information that correspond to the specific comments that you conveyed.

Prospectus

1.	Comment:	Page 3: There should be a summary description of the Russell 1000® Equal Weight Index (the “Underlying Index”), as described in detail on page 6 in the section “Additional Information about the Fund’s Strategies and Risks—Principal Investment Strategies.”

	Response:	The Fund has revised a portion of the disclosure in the summary section of its prospectus under the subsection “Principal Investment Strategies” to include additional information about the Underlying Index. Specifically, the revisions add disclosure about the composition of the Russell 1000® Index (the “Russell

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 19, 2014

1000”), from which the Underlying Index is based, note that index’s breadth in the U.S. large-cap equity market, and describe the rebalance and reconstitution schedule of the Underlying Index. The revised language reads as follows:

“The Russell 1000 is composed of approximately 1,000 of the largest securities within the Russell 3000® Index. It measures the performance of the large-cap segment of the U.S. equity universe, representing approximately 92% of the equity U.S. market. ~~The Russell 1000 is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.~~ Securities within the Russell 1000 are weighted based on total market capitalization. As of the date of this prospectus, the Russell 1000 included securities of companies with a market capitalization of at least $2.2 billion.

Although the Russell 1000 generally measures the performance of securities of large-cap companies, the Underlying Index also may include securities of small- and mid-cap issuers. Additionally, due to the equal weighting methodology of the Underlying Index, the Fund may have greater exposure to small- or mid-cap issuers than would be the case if a traditional capitalization-weighted methodology were used.

The Underlying Index is re-weighted at the close of the last business day in March and September, and at the close of the third Friday in December. It also is completely reconstituted annually at the close of the last Friday in June to ensure that new and growing equities are reflected.”

2.	Comment:	Page 5: Is the Underlying Index also available to the public and, if it is, how can it be accessed? E.g., provide the website.

	Response:	Information about the Underlying Index, including its methodology and component securities, is publicly available at www.russell.com/indexes.

Additionally, the Fund notes that its website, the address for which is included in the “Performance” subsection of the summary prospectus, will include performance return information for the Underlying Index s. Moreover, the Fund notes that its registration statement contains disclosure regarding how investors may obtain information about the Underlying Index’s component securities – namely, that the Fund’s custodian will make available on each business day a list of the securities that constitute a substantial replication of the Underlying Index.

3.	Comment:	Page 7: In the summary section of the prospectus under the subsection “Non-Correlation Risk,” disclose the extent to which the Fund may use derivatives to track its Underlying Index.

	Response:	The Fund will not employ derivatives to track its Underlying Index. However, the Fund hereby confirms that, should it invest in derivatives in the future, its registration statement will be supplemented according to the Staff’s request.

Statement of Additional Information

4.	Comment:	Page 2: With respect to fundamental investment restriction (5), please disclose whether and to what extent the Fund will use any derivatives to track its Underlying Index. Please also specifically identify all such derivatives.

	Response:	Please see the response to comment no. 3, above. Additionally, the Fund confirms that, in response to the Staff’s request, it will specifically identify all

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

December 19, 2014

such derivatives in the registration statement should it invest in such derivatives in the future.

5.	Comment:	Page 2: Although the Staff has taken the position that, with respect to loans of portfolio securities, a fund should not have on loan at any time more than 1/3 of its total assets (Salomon Brothers (May 4, 1975) and The Brinson Funds (November 25, 1997)), the Staff has not, at least as yet, taken this position with respect to repurchase agreements, although such agreements may be considered cash loans by a fund.

	Response:	The Fund acknowledges that, unlike with loans of portfolio securities, the Staff has not yet taken a position that repurchase agreements are subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act. However, the Fund considers its investment policy to be responsive to the requirements of Form N-1A and notes its interest in keeping its fundamental policies consistent with those of other series within the Trust, which include similar disclosure regarding repurchase agreements.

6.	Comment:	Page 11: Although we note that it is a proxy requirement, rather than a Form N-1A requirement, we believe that disclosing whether or not the Fund has a formal diversity policy is useful information for shareholders.

	Response:	The Fund respectfully declines to accept the Staff’s recommendation to include disclosure about a diversity policy in its registration statement, as such disclosure is not required by Form N-1A.

*            *             *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark Greer
Mark Greer, Esq.

Copy to:   Anna Paglia, Esq.

         Melissa Nguyen, Esq.

         Eric Purple, Esq.

         Adam Henkel, Esq.

PowerShares Exchange-Traded Fund Trust II

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 19, 2014

BY EDGAR

Mr. James E. O’Connor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary